Exhibit 99.1

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HARBOUR CAPITAL LTD.

To the shareholders:

These unaudited interim financial statements of Pacific Harbour Capital Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not received these interim financial statements, notes to financial statements and the related Management Discussion and Analysis. The attached financial statements were prepared by management and have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
December 31, 2009 and March 31, 2009
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	31-Dec-09 (unaudited)	31-Mar-09 (audited)
ASSETS:
Current:
Cash and cash equivalents	$269,285	$454,974
Marketable securities (Note 3)	19,000	10,198
Prepaid expenses and deposits	20,852	21,074
	309,137	486,246
Investments	100,056	100,056
Capital assets, net (Note 4)	10,093	12,565
	$419,286	$598,867

LIABILITIES:
Current:
Accounts payable and accrued liabilities	$7,980	$25,013

SHAREHOLDERS’ EQUITY:
Share capital (Note 5)	7,616,876	7,616,876
Contributed surplus (Note 5cii)	422,733	422,733
Deficit	(7,628,303)	(7,465,755)
	411,306	573,854

	$419,286	$598,867

APPROVED BY THE DIRECTORS:

“Thomas Pressello” , Director	“Michael Reynolds” , Director
Thomas Pressello	Michael Reynolds

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
For the Third Quarter Ended December 31, 2009 and 2008
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Third Quarter		Cumulative
	3 months Ended 31-Dec-09	3 months Ended 31-Dec-08	9 months Ended 31-Dec-09	9 months Ended 31-Dec-08
Revenue
Administration services and rent	-	11,980	-	35,980

	-	11,980	-	35,980

General and Administrative Expenses- Schedule 1	60,495	67,436	189,410	223,939

Income (Loss) Before Other Items	(60,495)	(55,456)	(189,410)	(187,959)

Other Items
Investment income	2,400	3,841	7,500	13,017
Loss on disposal of marketable securities	-	-	(7,181)	-
Unrealised gain (loss) on marketable securities	2,750	(13,026)	26,543	(36,638)
	5,150	(9,185)	26,862	(23,621)

Net income (loss) for the period	(55,345)	(64,641)	(162,548)	(211,580)

Retained Earnings (Deficit) Beginning of Period	(7,572,958)	(7,351,579)	(7,465,755)	(7,204,640)

Retained Earnings (Deficit) End of Period	$(7,628,303)	$(7,416,220)	$(7,628,303)	$(7,416,220)

Basic and diluted (loss) per share for the period	$(0.01)	$(0.01)	$(0.02)	$(0.03)

Weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Third Quarter Ended December 31, 2009 and 2008
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Third Quarter		Cumulative
	3 months Ended 31-Dec-09	3 months Ended 31-Dec-08	9 months Ended 31-Dec-09	9 months Ended 31-Dec-08
Operating Activities
Net (loss) income for the period	$(55,345)	$(64,641)	$(162,548)	$(211,580)

Non-cash items:
Unrealised (gain) or loss on marketable securities	(2,750)	13,026	(26,543)	36,638
Loss on disposal of marketable securities	-	-	7,181	-
Amortization	824	1,410	2,472	4,230

Changes in non-cash working capital:
Prepaid expenses and deposits	(8,282)	(8,715)	222	4,983
Accounts payable and accrued liabilities	(2,068)	(15,014)	(17,033)	(14,046)
	(67,621)	(73,934)	(196,249)	(179,775)

Financing Activities
	-	-	-	-

Investing Activities
		(857)		(857)
Proceeds from sale of marketable securities	-	-	10,560	-
	-	(857)	10,560	(857)

Change In Cash during the period	(67,621)	(74,791)	(185,689)	(180,632)

Cash (Bank Indebtedness), Beginning Of Period	336,906	594,673	454,974	700,514

Cash (Bank Indebtedness), End Of Period	$269,285	$519,882	$269,285	$519,882

Cash is comprised as follows:
Cash	43,953	7,286	43,953	7,286
Money market investments	-	-	-	-
Term deposits	225,332	512,596	225,332	512,596
	269,285	519,882	269,285	519,882

SEE ACCOMPANYING NOTES

Schedule I
PACIFIC HARBOUR CAPITAL LTD.
INTERIM CONSOLIDATED SCHEDULES OF
GENERAL AND ADMINISTRATIVE EXPENSES
For the Third Quarter Ended December 31, 2009 and 2008
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Third Quarter		Cumulative

	3 months Ended 31-Dec-09	3 months Ended 31-Dec-08	9 months Ended 31-Dec-09	9 months Ended 31-Dec-08
General and administrative expenses

Amortization-capital assets	824	1,410	2,472	4,230
Audit	-	1,699	240	1,699
Bank charges	75	187	249	434
Corporate accounting	6,555	6,555	19,665	21,527
Filing fees	-	3,048	4,442	6,684
Legal and professional fees	-	-	3,943	2,233
Licence, dues and insurance	-	-	2,043	2,039
Management fees	6,000	6,000	18,000	18,000
Office and general	3,641	5,798	8,753	13,517
Promotion and advertising	-	-	(3,506)	14,579
Rent and utilities	24,614	24,601	73,337	75,665
Shareholder info and investor relations	-	-	1,224	465
Stock-based compensation	-	-	-	-
Transfer agent fees	1,755	1,011	5,489	6,269
Wages and benefits	17,031	17,127	53,059	56,598

	60,495	67,436	189,410	223,939

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 1	Nature of Operations and Continuance of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act. Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board. The Company is in the business of providing administration services to public companies and is actively searching for other business opportunities.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. During the quarter the Company recorded a net loss of $55,345 and has incurred cumulative losses of $7,628,303 since inception. The operations of the Company have been primarily funded by the issuance of common shares. Continued operations of the Company are dependent on the Company’s ability to complete additional equity financings or generate profitable operations in the future. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the Company’s ability to continue. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

Note 2	Significant Accounting Policies

These consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarised below:

a)	Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
December 31, 2009– Page 2
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 2	Significant Accounting Policies- (cont’d)

b)	Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The significant areas requiring the use of management estimates relate to the determination of impairment of the carrying value for long-lived assets, future income tax assets and the related valuation allowance. Management reviews significant estimates on a periodic basis and when changes in estimates are necessary, makes adjustments prospectively.

d)	Financial Instruments

The Company follows Canadian Institute of Chartered Accountants (“CICA”) Sections 3855, “Financial Instruments-Recognition and Measurement” and Section 3856, “Hedges”. Section 3855 prescribes when financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sales financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, investments, and accounts payable. Cash and cash equivalents are measured at face value, representing fair value, and are classified as held-for-trading. Marketable securities are measured at their market price, representing fair value, and are, classified as held-for-trading. Investments are measured at historical cost and not at fair value as the fair value cannot be reasonably established due to the absence of a quoted market price and are classified as available for sale. The Company has no derivatives or embedded derivatives.

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
December 31, 2009– Page 3
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 2	Significant Accounting Policies- (cont’d)

e)	Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment	30% declining balance
Office furniture	20% declining balance
Software	50% declining balance

f)	Revenue Recognition

Administrative services and rent are recorded when the services are provided. The Company records gains on the sale of land on the completion date of the sale, which is the date of the transfer of the title of the land. Investment income is recorded in the year earned.

Marketable securities transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealised gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealised gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition.

g)	Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the net loss for the year available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of the entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti- dilutive.

For the quarter ended December 31, 2009, potentially dilutive common shares (relating to options and warrants outstanding at period-end) totalling 1,134,028 were not included in the computation of loss per share because their effect was anti-dilutive.

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
December 31, 2009– Page 4
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 2	Significant Accounting Policies- (cont’d)

h)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets are translated at the exchange rates in effect at the time of acquisition. Revenues and expenses are translated at the average exchange rate in effect during the period. Realized and unrealized foreign exchange gains and losses are included in earnings.

i)	Stock-Based Compensation Plan

The Company records all stock option awards at fair value as determined using the Black-Scholes option pricing model. All stock awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

j)	Newly Adopted Accounting Policies

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862,"Financial Instruments-Disclosure", Section 3863, "Financial Instruments-Presentation". These standards replace the current standard Section 3861 and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how to manage the risks arising from financial instruments. Section 3862 requires disclosure of additional detail by financial assets and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

Effective April 1, 2008, the Company adopted CICA Handbook Section 1400,” General Standards of Financial Statements”. This section requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose of any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. When the financial statements are not prepared on a going concern basis, that fact should be disclosed together with the basis why the Company is not considered a going concern.

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535,” Capital Disclosures”. This section establishes standards for disclosing information about any entity’s objectives, policies, and processes for managing capital.

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
December 31, 2009– Page 5
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 2	Significant Accounting Policies- (cont’d)

Effective April 1, 2009, the Company adopted CICA issued Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has determined that these new standards have no impact on its financial statements.

k)	Recent Accounting Pronouncements-Not Yet Adopted

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The conversion to IFRS will impact the Company’s accounting policies, information technology, data systems and internal control over financial reporting and disclosure controls and procedures. The transition may also impact business processes and business activities such as contractual arrangements and compensation arrangements.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements and will replace the existing Handbook Section 1600, Consolidated Financial Statements. The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt Handbook Section 1582, Business Combinations, and Handbook Section 1602, Non-Controlling Interests. Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

In January 2009, the CICA issued Handbook Section 1602, Non-Controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS 27, Consolidated and Separate Financial Statements.

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
December 31, 2009– Page 6
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 2	Significant Accounting Policies- (cont’d)

The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

In January 2009, the CICA approved EIC 173, Credit Risk and the Fair Value of Financial Assets and Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account. This guidance is applicable to fiscal periods ending on or after January 12, 2009. The Company does not expect that this will have any material impact on its financial statements.

Note 3	Marketable Securities and Investments

Holdings of marketable securities and investments as at December 31, 2009 and March 31, 2009 are as follows:

a)	Marketable Securities:

	December 31, 2009			March 31, 2009
Investee	Number of Shares	Fair Market Value	Cost	Number of Shares	Fair Market Value	Cost

Baja Mining Corp.	25,000	$19,000	$16,494	25,000	$8,500	$16,494
Minerra Resource Corp	100,000	-	21,000	100,000	500	21,000
Inovio Biomedical Corp.	-	-	-	5,000	1,198	17,770

		$19,000	$37,494		$10,198	$55,264

b)	Investments:

	December 31, 2009				March 31, 2009
Investee	Number of Shares		Fair Market Value	Cost	Number of Shares		Fair Market Value	Cost

Yellowhead Mining Inc.	125,000	$	N/A	$50,000	125,000	$	N/A	$50,000
Ethoca Solutions Inc.	1,823		N/A	50,056	1,823		N/A	56,056

		$	N/A	$100,056		$	N/A	$100,056

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
December 31, 2009– Page 7
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 4	Capital Assets

			Dec. 31 2009	March 31 2009
	Cost	Accumulated Amortization	Net	Net
Computer Equipment	39,551	33,489	6,062	7,821
Office Furniture	20,635	16,604	4,031	4,744
Software	4,170	4,170	-	-

	64,356	54,263	10,093	12,565

Note 5	Share Capital

a)	Authorized: 100,000,000 common shares without par value. 100,000,000 preferred shares without par value

b)	Issued:	Number	Amount
	Balance, March 31, 2008 and 2009	7,247,703	$7,616,876
	Common shares issued	-	-
	Balance, December 31, 2009	7,247,703	$7,616,876

c)	Commitments:

	i)	Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan. Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant. The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement. Information regarding the Company’s outstanding stock options is summarized as follows:

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
December 31, 2009– Page 8
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 5	Share Capital- (cont’d)

	Number	Weighted Average Exercise Price
Outstanding and exercisable at March 31, 2009	1,134,028	$0.24
Granted	-

Outstanding as at December 31, 2009	1,134,028	$0.24

On December 31, 2009 there were 1,134,028 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
477,014	$0.24	December 07, 2010
482,014	$0.24	June 25, 2012
175,000	$0.27	March 13, 2013

1,134,028

During the quarter ended December 31, 2009, a compensation charge of $Nil (Dec 2008:$Nil) associated with the granting of stock options under the Plan was recognized in the financial statements. For purposes of the calculation, the following assumptions were used for the Black-Scholes models:

	Year Ended March 31, 2009	Year Ended March 31, 2008
Risk-free interest rate	-	2.98-3.73%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	84.80-86.01%
Expected stock option life	-	5 years

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
December 31, 2009– Page 9
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 5	Share Capital- (cont’d)

ii)	Contributed Surplus

2009
Balance, March 31, 2009	422,733
Fair value of option granted	-
Balance, December 31, 2009	422,733

Note 6	Related Party Transactions For the nine months ended December 31, 2009 and 2008, the Company was charged the following expenses by directors or companies with common directors:

	2009	2008

Administration recovery	-	(35,980)
Management fees and salaries	18,000	18,000
	18,000	(17,980)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 7

Commitments

The Company is committed to an operating lease for office space until March 31, 2012. Estimated future minimum payments under the lease for rent and proportionate share of operating costs are as follows:

Year ended March 31,	2010	85,834
	2011	85,834
	2012	85,834
		257,502

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
December 31, 2009– Page 10
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 8	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Note 9	Capital Risk Management

The Company’s capital includes share capital and cash. The Company manages its capital to safeguard the entity’s ability to continue as a going concern in order to continue operations and provide returns to shareholders.

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may dispose of its investments to realize proceeds, raise capital through equity financings and borrow funds in the form of advances from related parties.

To facilitate the management of its capital requirements, the Company prepares annual operating budgets and cash flows.

The Company is not subject to externally-imposed capital requirements and the Company’s overall strategy with respect to capital risk management has not changed during the quarter ended December 31, 2009.

Note 10	Management of Financial Risk

The principal financial instruments used by the Company are as follows:

  Cash and cash equivalents

  Marketable securities

  Investments

  Trade accounts payable and accrued liabilities

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

Pacific Harbour Capital Ltd.
Notes to the Interim Consolidated Financial Statements
December 31, 2009– Page 11
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 10	Management of Financial Risk- (cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the Company seeks to maintain positive working capital at all times.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months.

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and companies. The Company also has set thresholds on purchases of investments.

The Company invests surplus cash in fixed rate term deposit. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instruments. The Company estimates that for each 1% decline in the interest rate earned on its cash holdings, interest income will decline by approximately $2,500 per annum.